Exhibit 99.6

CONSENT OF D. QI

In connection with the registration statement of Avalon Rare Metals Inc. (the “Company”) on Form F-10 (No. 333-173669), and any amendments thereto and any registration statements filed pursuant to Rule 429 under the United States Securities Act of 1933, as amended, and any documents incorporated by reference therein (the “Registration Statement”), I, the undersigned hereby consent to references to my name and to my involvement in the preparation of a technical report entitled “Technical Report On The Nechalacho Deposit, Thor Lake Project, Northwest Territories, Canada” dated March 13, 2011 (the “Technical Report”) in the Registration Statement and to references to my name and to my involvement in the preparation of the technical information under the heading “Metallurgical Process Development” in the Company’s management discussion and analysis of financial statements for the period ended May 31, 2011, and to the inclusion and incorporation by reference of such information and information derived from the Technical Report in the Registration Statement.

/s/ Dezhi Qi

By: Dezhi Qi, P. Eng.
Title: Process Engineer, Avalon Rare Metals, Inc.

Date: July 26, 2011